EXHIBIT 99

TXU CORP. AND SUBSIDIARIES
CONDENSED STATEMENT OF CONSOLIDATED INCOME
(Unaudited)
Twelve Months Ended
June 30 2006
(millions of dollars, except per share amounts)

Operating revenues	$11,041

Costs and expenses:
Fuel, purchased power and delivery fees	3,720
Operating costs	1,416
Depreciation and amortization	811
Selling, general and administrative expenses	794
Franchise and revenue-based taxes	373
Other income	(137)
Other deductions	228
Interest income	(49)
Interest expense and related charges	849
Total costs and expenses	8,005

Income from continuing operations before income taxes, extraordinary loss and cumulative effect of change in accounting principle	3,036

Income tax expense	1,038

Income from continuing operations before extraordinary loss and cumulative effect of change in accounting principle	1,998

Income from discontinued operations, net of tax effect	54

Extraordinary loss, net of tax effect	(50)

Cumulative effect of change in accounting principle, net of tax effect	(8)

Net income available for common stock	$1,994

Average shares of common stock outstanding (millions):
Basic	468
Diluted	478

Per share of common stock - Basic:
Income from continuing operations	4.27
Income from discontinued operations, net of tax effect	0.12
Extraordinary loss, net of tax effect	(0.11)
Cumulative effect of change in accounting principle, net of tax effect	(0.02)
Net income available for common stock	$4.26

TXU CORP. AND SUBSIDIARIES
CONDENSED STATEMENT OF CONSOLIDATED INCOME
(Unaudited)

Twelve Months Ended
June 30, 2006
(millions of dollars, except per share amounts)

Per share of common stock - Diluted:
Income from continuing operations	4.19
Income from discontinued operations, net of tax effect	0.11
Extraordinary loss, net of tax effect	(0.11)
Cumulative effect of change in accounting principle, net of tax effect	(0.02)
Net income available for common stock	$4.17
Dividends declared	$1.520